SERIES LIMITED LIABILITY COMPANY AGREEMENT
OF
MRH CF LLC,
a Delaware series limited liability company

THIS SERIES LIMITED LIABILITY COMPANY AGREEMENT (the "Company Agreement") of MRH CF, LLC, a Delaware series limited liability company (the "Company"), is effective as of August 24, 2023 (the "Effective Date"), by and between the undersigned members of the Company (the "Company Members") and the manager of the Company Experiential Squared, Inc., a Delaware corporation (the "Company Manager"), who desire to form and operate a Delaware series limited liability company pursuant to the Delaware Limited Liability Company Act (the "Act"), under the terms and conditions set forth herein. The Company Members and the Company Manager may also be referred to in this Company Agreement individually as a "Party" and collectively as the "Parties."

NOW, THEREFORE, the undersigned, intending to be legally bound, agree as follows:

1. **Formation, Purpose, and Term**.

   a. <u>Formation</u>. The Company has been organized as a Delaware series limited liability company under and pursuant to the Act and the filing of the Certificate of Formation, as amended from time to time, for the Company in accordance with the Act with the Delaware Secretary of State (the "Certificate of Formation"). The rights and obligations of the Company Members shall be as set forth in the Act except as the Certificate of Formation, this Operating Agreement or any applicable Series Agreement expressly provides otherwise. In the event of a conflict between the terms of this Operating Agreement and the terms of the Certificate of Formation the terms of the Certificate of Formation shall prevail

   b. <u>Name</u>. The name of the Company is "MRH CF, LLC." The business of the Company may be conducted in compliance with all applicable laws under the Company or such assumed name (appropriately registered as a dba) as may be designated by the Company Manager (as defined below).

   c. <u>Term</u>. The term of the Company's existence commenced upon the filing of the Certificate of Formation with the Delaware Secretary of State. The Company and each Series shall have perpetual existence unless earlier dissolved in accordance with the terms of this Company Agreement.

   d. <u>Purpose</u>. The sole business of the Company is to engage in the following activities and exercise the following powers:

   i. purchase an Asset (as defined below) that is within the objectives of each Series (as defined below) created under the terms of this Company Agreement;

   ii. transact any and all lawful business for which a limited liability company may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and iii.　　transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

2.　　**Principal Place of Business; Foreign Qualification; Registered Agent**.

a.　　Principal Place of Business. The principal office of the Company is 2456 Fortune Dr., Suite 110, Lexington, KY 40509. The Company may locate its place of business at any other place as the Company Manager deems advisable.

b.　　Qualification in Foreign Jurisdiction. The Company Manager is authorized to execute and file on behalf of the Company all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

c.　　Registered Office and Registered Agent. The initial registered agent for service of process in Delaware is stated in the Company's Certificate of Formation. The Company shall maintain a registered agent in Delaware at all times during operation of the Company or any Series. The Company Manager may change the registered office and registered agent of the Company at any time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State of the State of Delaware pursuant to the Act.

3.　　**Manager Contributions and Reimbursement**.

a.　　Manager Contributions. The Company Manager has made such Capital Contributions (as defined below) to the Company as necessary for its formation.

b.　　Manager Reimbursement. The Company Manager may be reimbursed pro rata from each Series for common expenses such as accounting, insurance, office space, asset managers or other employees who provide services to such Series.

4.　　**Series of the Company**.

a.　　Creation of New Series. The Company Manager shall establish separate series of members and limited liability company interests in the Company (each, a "Series"). Each Series shall have authority to engage in any lawful business, purpose or activity permitted by the Act, and each shall possess and may exercise all of the powers and privileges granted by the Act, together with any powers incidental thereto, including such powers or privileges as are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of such Series. Any such Series may be registered pursuant to Section 18-218 of the Act, and the Company Manager shall have authority to complete and/or file, or caused to be completed and/or filed, any notice or other document as may be reasonably necessary to comply with Section 18-218 (or any other provision of the Act).

b.　　Separateness. Each Series shall be accounted for as if such Series is a separate limited liability company governed by this Company Agreement for all purposes, including without limitation with respect to the calculation of Capital Contributions for each such Series, distributions, allocation of profit and loss, and indemnification obligations.

126256-00000001/7244192.1

c.   Limitation of Liability; Books and Records. Pursuant to Section 18-215 of the Act, and to the fullest extent permitted by law, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only and not against the assets of the Company generally or any other Series, and none of the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to the Company generally, or any other Series, shall be enforceable against the assets of such Series. Separate and distinct records shall be maintained for each and every Series, and for the Company generally, and assets associated with a Series shall be held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the assets of the Company generally, if any, and from the assets of any other Series. The Company Manager and the Company shall not commingle the assets of one Series with the assets of any other Series or the assets, if any, of the Company, generally. The Certificate of Formation contains a notice of the limitation of liabilities of the Series in conformity with Section 18-215 of the Act.\

d.   Series Agreements. Upon the formation of a Series, the Company Manager will cause to be drafted a Series Agreement, which may designate such Member Classes as may be necessary, appropriate, or advantageous for operation of the Series and meeting its specific business objectives, including Member Classes that have preferential rights to compensation or a return of capital over other Series Member and subordinate classes. Designation of Series Member Classes by the Company Manager may be based on the amount, character or type of the Capital Contribution, or the timing of the Capital Contribution to a Series, as the Company Manager deems appropriate when forming the Series.

e.   Recordkeeping. The Company Manager shall maintain a list of all Series created hereunder and the respective Series Members and Series Managers. Each Series Agreement will each identify all Series Members and Series Manager. The Company Manager shall periodically update such lists as necessary to update the information contained therein, including, without limitation, the establishment of additional Series, the admission or disassociation of Series Members, the respective Series Managers, and all relevant contact information.

f.   Business Purpose. The business purpose of each Series shall be to:

i.   acquire Assets which are individual interests in racehorses, including without limitation acquiring, racing, and selling of various horses, claiming of horses, allowance and stake level of horses, or breeding of horses.

ii.   transact any and all lawful business for which a series limited liability company may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

iii.   transact all business necessary, appropriate, advisable, convenient or incidental to any of the foregoing provisions.

g.   General Authority. The Company Manager and each Series shall have the power to do any or all of the acts necessary, appropriate, advisable, incidental or convenient to or for the furtherance of the purposes and business described herein and for the protection or benefit of the Company and its Series. The Company and each Series shall have any or all of the powers that may be exercised on behalf of the Company or such Series by any Person in accordance with the Act.

h.   <u>Affiliates of the Manager May Provide Services</u>. The Company Manager or an Affiliate may provide or participate in Asset management or other Asset-related services for any Series and its Subsidiaries. As long as compensation for such services is commensurate with third party rates, such services shall not be considered a conflict of interest nor will contracts related to such services require the consent of any person other than the Series Manager.

5.   Series Management.

a.   <u>Series Manager</u>. The Company Manager shall be vested with the authority to act as and on behalf of the Company, and shall have the sole and exclusive authority to appoint a Manager for each Series ("<u>Series Manager</u>"). The business and affairs of a Series shall be vested in the Series Manager and Members of that Series in accordance with this Agreement and its Series Agreement. In the absence of a Series Manager, the Manager shall be vested with the authority to act as and on behalf of the Series as its Manager. A Series Manager need not be a member of that Series or a member of the Company.

b.   <u>Compensation</u>. Series Managers may receive compensation in the form of fees and/or Series Membership Interests for which they may receive Distributions.

c.   <u>Selling Agreements</u>. The Company Manager reserves the exclusive authority to enter into selling or other agreements with FINRA registered selling agents or brokers on behalf of the Company or its Series. The Company may such pay finder's fees or commissions, or issue subordinate (e.g., Class B Interests) in a Series to such persons for introducing or referring Investors who purchase Series Interests. The amount of cash paid by the Company for finder's fees or commissions paid to such persons, if any, may reduce the proceeds available for investment in a Series, although Investors so referred will be given full credit for the total amount of their Capital Contributions. However, any right to Distributions granted by the Company Manager to such persons as compensation for Investor referrals will come from the Series Manager's allocation, and will not impact the Distributions or dilute the Percentage Interests of Investors or their Member Class.

d.   <u>Authority to Act</u>. A Series Manager, if one or more are designated by the Company Manager, shall be vested with the authority to act as and on behalf of such Series. The Series Manager(s) shall serve until each of its successors are elected by the Members of that Series or the Series Manager resigns or is removed as provided herein. Unless otherwise specified in a Series Agreement, the Series Manager for each Series will be the Company Manager. Each Series Manager shall have the exclusive power and authority to bind a Series on any matter described above, and shall be deemed to be authorized by the Series Members to act as an agent of the Company only with respect to such Series. Without limiting the general authority of a Series Manager provided herein, the Series Manager shall have the sole power and authority, on behalf of a Series to:

i.   Acquire title or management control of an Asset from any person as the Series Manager(s) may determine, whether or not such person is directly or indirectly affiliated or connected with the Company Manager or any Series Member;

ii.   Borrow money for a Series (or their Subsidiaries) from banks, other lending institutions, other Series Members, or the Company Manager, on such terms as the Series Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security Interests in the assets of a Series to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of any Series except by the Series Manager, or, to the extent permitted under the Act and this Agreement, by agents or employees associated with a Series or the Series Manager expressly authorized by the Series Manager to contract such debt or incur such liability;

iii.   Purchase liability and other insurance to protect and license assets and business or the Company or Series, and/or directors and officers for the assets of a Series, the Series itself, the Series Manager, the Company, or the Company Manager;

iv.   Hold, own and/or operate such real and personal properties in the name of a Series, its Affiliates, or its Subsidiary, as appropriate;

v.   Enter into joint ventures with other companies to accomplish the objectives of the Company or a Series;

vi.   Form Subsidiaries for the purpose of taking title to or management control of a specific Asset, so long as the Subsidiary is managed by the Company Manager or an Affiliate;

vii.   Sell or otherwise dispose of all or substantially all of the assets of a Series as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which such Series may be bound;

viii.   Execute on behalf of a Series all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of such Series' property; assignments; allonges; releases of deed; contracts of deed; bills of sale; leases; and any other instruments or documents necessary, appropriate, convenient, advisable or incidental to the business of such Series;

ix.   Employ accountants, certified public accountants, legal counsel, managing agents or other experts to perform services for the Company with respect to a Series;

x.   Pay, collect, compromise, litigate, arbitrate, or otherwise adjust or settle any and all other claims or demands of or against such Series or to hold such proceeds against the payment of contingent liabilities;

xi.   Enter into any and all other agreements on behalf of the Company with respect to a Series, as appropriate; and

126256-00000001/7244192.1

xii.   Do and perform all other acts as may be necessary, appropriate, convenient, advisable or incidental to the conduct of such Series' business.

e.   <u>Bank Accounts</u>. A Series Manager or the Company Manager may from time to time open bank accounts in the name of the Company or such Series, or in the name of a Subsidiary, as appropriate, and the Company Manager and Series Manager shall be the only signatories thereon, unless the Manager determines otherwise.

f.   <u>Resignation</u>. Any Series Manager may resign at any time by giving thirty (30) days' written notice to the Series Members and the Company Manager. The resignation of a Series Manager shall take effect thirty (30) days from receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Series Manager who is also a Member of a Series shall not affect its Series Membership Interests and shall not constitute its withdrawal as a Series Member.

g.   <u>Removal</u>. At a meeting called expressly for that purpose, a Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of the Percentage Interests in that Series. Good Cause shall include only the following:

i.   Committing any of the acts described in herein (including fraud, deceit, gross negligence, willful misconduct or a wrongful taking);

ii.   A breach of a Series Manager's duties or authority hereunder;

iii.   Bad faith;

iv.   Death or disability wherein the Series Manager (or each of the members of the Company Manager with authority to Manage the Series) dies or becomes physically, mentally, or legally incapacitated such that it can no longer effectively function as the Series Manager or the dissolution, liquidation or termination of any entity serving as a Series Manager and no other member of the Series Manager is willing or able to effectively perform the Series Manager's duties;

v.   Disappearance wherein the Series Manager (or each of the its members) fails to return phone calls and/or written correspondence (including email) for more than thirty days (30) without prior notice, or failure to provide the Series Members with new contact information; or

vi.   Issuance of a legal charging order and/or judgment by any judgment creditor against the Company Manager's Interest in Cash Distributions or Fees from the Company.

A Series Manager's vacancy shall be filled by the Company Manager or its designee, unless the Company Manager is the Series Manager and is the subject of the removal action, in which case the replacement Series Manager will be elected by a vote of a Majority of Interests of such Series Members at either a special meeting or by written consent. A Series Manager elected to fill a vacancy shall be elected for the un-expired term of its predecessor in office and shall hold office

126256-00000001/7244192.1

until expiration of such term and until its successor shall be elected and shall qualify or until its, resignation or removal.

6. **Series Members**.

a. <u>Series Membership</u>. Any Investor (as defined below) who makes Capital Contributions or Non-Capital Contributions to a Series and is accepted by the Series Manager shall become a "<u>Series Member</u>" of that Series, but not of the Company generally or of any other Series created hereunder. A Series Member may be a Member of one or more Series. A Series Member may earn Distributions only from the Series to which it is admitted as a Member.

b. <u>Members Contact</u>. The names and addresses of Series Members will be provided in Appendices attached to the applicable Series Agreement, which is held by the Company's transfer agent and registrar.

c. <u>Authority</u>. The Series Members shall only have the right to vote on such matters, if any, on which they may be entitled to vote as described herein or in the relevant Series Agreement. Such voting rights shall be exercised by the Series Members in accordance with their Percentage Interests in the Series (or their Member Class) as to the management and conduct of that Series only (not generally with respect to the Company or any other Series). Unless otherwise specified in a Series Agreement, an affirmative vote of Series Members holding a Majority of Interests in a Series shall control on all such matters in which they are entitled to vote. The affirmative vote of a Majority of Interests of all of the Members associated with a Series shall be required for the Company to merge or consolidate with or into, or convert into, another entity, but not to enter into a joint venture arrangement with another party. Unless authorized to do so by this Agreement or specifically by its Series Manager, no attorney-in-fact, employee or other agent of the Company or such Series shall have any power or authority to bind the Company or such Series in any way, to pledge the Company's or a Series' credit or to render the Company or a Series liable for any purpose.

d. <u>Limitation of Liability</u>. Except as otherwise provided in this Agreement, or the Act, the debts, obligations and liabilities of the Company where such liabilities are incurred in its own name and not with respect to a Series, whether arising in contract, torts or otherwise, shall be solely the debts, obligations and liabilities only of the Company, and no Series, Series Member or Series Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Series Member or Series Manager.

e. <u>Priority in Distributions</u>. No Series Member shall have priority over any other Series Member either as to the return of Capital Contributions or Distributions; provided that this Section shall not apply to loans made to the Company by the Company Manager, a Series Manager or Series Member with respect to a Series, unless Member Classes specifically having such priority are provided in a Series Agreement.

f. <u>Meetings of Members</u>. Meetings of Series Members, for any purpose or purposes, may be called by any Series Manager, or by the Series Members holding at least twenty-five percent (25%) of the Percentage Interests of such Series on notice to the Series Manager, but there shall be no requirement that there be an annual meeting.

i.   A Series Manager may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Series Members. If a designation is not made, or if a special meeting is otherwise called, the place of meeting shall be the principal place of business of the Company. Any meeting of Series Members may also take place by teleconferencing as long as a quorum (as defined below) participate in the same.

ii.   Except as provided herein, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three (3) nor more than thirty (30) days before the date of the meeting, either personally, by email, or by mail, by or at the direction of a Series Manager or person calling the meeting, to each Series Member entitled to vote at such meeting. If email, such notice shall be deemed delivered one (1) business day after being sent, and if mailed, such notice shall be deemed to be delivered two (2) business days after being deposited in the United States mail, addressed to the Series Member at its address as it appears on the books of the Company, with postage thereon prepaid.

iii.   If all Members of a Series shall meet at any time and place, either within or outside the State of Delaware, or participate in a teleconference meeting, and consent to the holding of a meeting at such time and place or by teleconference, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

iv.   Unless otherwise stated in a Series Agreement, for the purpose of determining Series Members entitled to notice of or to vote at any meeting of Series Members or any adjournment thereof, or Series Members entitled to receive payment of any Distribution, or in order to make a determination of Series Members on a specific date for any other purpose, the day immediately prior to the date on which notice of the meeting is mailed or the day immediately prior to the latest date on which the such Distribution will be calculated (i.e., the day before the Distribution is made), as the case may be, shall be the record date for such determination of Series Members. When a determination of Series Members entitled to vote at any meeting of Series Members has been made as provided in this Section 6 such determination shall apply to any adjournment thereof.

v.   Series Members holding at least two-thirds (2/3) of all Percentage Interests of such Series, represented in person or by proxy, shall constitute a quorum at any meeting of Series Members. In the absence of a quorum at any such meeting, Series Members holding a majority of the Percentage Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Series Member of record entitled to vote at the meeting. If a quorum is present or represented at such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally noticed. The Series Members present at a duly noticed meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interests whose absence would cause less than a quorum.

vi.   If a quorum is present, the affirmative vote of Series Members holding a Majority Interest in a Series shall be the act of the Series Members, unless the vote of a

- 8 -

greater or lesser proportion or number is otherwise required by the Act or expressly by this Agreement or a Series Agreement. Only the Series Members of each specific Series may vote or consent upon any matter concerning that Series, and their vote or consent, as the case may be, shall be counted in the determination of whether the matter was approved by the Series Members.

vii.   At all meetings of Series Members, a Series Member may vote in person or by proxy executed in writing by the Series Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Company Manager before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. A proxy may only be given verbally during a meeting taking place by teleconferencing and shall expire at the termination of said teleconference.

g.   Action without Meeting. Action required or permitted to be taken at a meeting of Series Members may be taken without a meeting and without prior notice if consents, whether oral or written, of Series Members are received in writing (by email originating from a Members' email account, or mail) representing the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members of such Series were present and voted, and all Series Members entitled to vote were notified of the meeting.

h.   Notice. When any notice is required to be given to any Series Member, a waiver thereof in writing signed by the Series Member entitled to such notice, whether before, at, or after the time stated therein, or the participation in a teleconference meeting, shall be equivalent to the giving of such notice.

7.   **Limitation of Liability and Indemnification**.

a.   Series Manager's Liability for Certain Acts. Each Series Manager shall perform its duties in good faith, in a manner it reasonably believes to be in the best interests of the Company and such Series, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Series Manager shall not be liable to the Company, the Series with which it is associated, or to any other Series Member or Series for any loss or damage sustained by such Series or Series Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taking by the Series Manager.

b.   Indemnity of the Series Managers, Employees and Other Agents. To the fullest extent permitted by applicable law, subject to approval of each Series Manager or the Manager, all officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Series Manager, or their respective affiliates, employees or agents (each, a "Covered Person") shall be entitled to indemnification from such Series (and the Company generally) for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company Manager, Series Manager, or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement and any Series Agreement, except that no Covered Person shall be entitled to be indemnified for any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under this Section 7 shall be provided out of and to the extent of the assets of the

126256-00000001/7244192.1

such Series only, and no other Covered Person or any other Series or the Company or the Company Manager shall have any liability on account thereof.

c.   <u>Expenses</u>. To the fullest extent permitted by applicable law, subject to approval of the Company Manager or a Series Manager, all expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized herein.

d.   <u>Insurance</u>. The Company Manager (on behalf of the Company as a whole) or a Series may purchase and maintain insurance, to the extent and in such amounts as its Series Manager and/or the Company Manager shall deem reasonable, on behalf of Covered Persons and such other Persons as the Company Manager or Series Manager shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or a Series, or such indemnities in general, regardless of whether a Series would have the power to indemnify such Person against such liability under the provisions of this Agreement or a Series Agreement.

e.   <u>Indemnity Contracts</u>. The Company Manager (on behalf of the Company as a whole) or a Series may enter into indemnity contracts with Covered Persons and such other Persons as the Company Manager or a Series Manager shall determine and may, but are not required to, adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations hereunder and containing such other procedures regarding indemnification as are appropriate.

8.   Capital Contributions and Distributions.

a.   <u>Initial Capital Contributions</u>. The Company Manager may raise Capital Contributions for each Series by the sale of Units in each Series. The Company Manager will determine the minimum or maximum number of Units to be sold on behalf of a Series, and the minimum investment amount required of an individual Investor in a Series, if any. Each Series Member shall contribute to such Series in the amount set forth in a Subscription Agreement and/or a Series Agreement as its Initial Capital Contribution to the Company with respect to such Series. The Company Manager will accept or reject the Subscription after making a determination of whether the Investor meets the suitability standards established by the Company Manager to invest in the Company. Each Series Member's holdings of Units will be issued in book-entry form and are not required to be evidenced by a certificate or receipt.

b.   <u>Additional Capital Contributions</u>. No Series Member will be required to make Additional Capital Contributions. If a Series' funds are insufficient to meet the needs of the Series, the Series Manager shall notify the Series Members of the need for additional capital and the Series Members may be permitted, but not required, to make Additional Capital Contributions to the Series on a pro-rata basis. In the event all Series Members do not make Additional Capital Contributions proportionate to their previous Series Percentage Interests, the Series Manager will recalculate the Percentage Interests of the Series Members after collection of the Additional

- 10 -

Capital Contributions by: a) calculating the sum of each Series Member's initial Capital Contributions plus their Additional Capital Contributions, and b) dividing this amount by the sum of the total Capital Contributions and Additional Capital Contributions of all Series Members. If the Series Members make disproportionate Additional Capital Contributions, the Percentage Interests of the Series Members who made Additional Capital Contributions will be increased and the Percentage Interests of the Series Members who did not make Additional Capital Contributions will be decreased.

       i.   In the event the existing Series Members do not voluntarily make Additional Capital Contributions in amounts sufficient to meet a Series' need; the Series Manager may request that the Company Manager seek the needed capital from other sources, which may include a loan from the Company Manager, a Series Manager, a Series Member, another Series (or its Members or Manager), a third party; or the sale of additional Interests in such Series to new Series Members.

       ii.   The Series Members hereby acknowledge and agree that noncontributing Members' Percentage Interests in a Series may be reduced: a) as a result of Additional Capital Contributions made by contributing Series Members, or b) by the sale of additional Interests to new Series Members, and that the Series Manager or Company Manager, as applicable, is authorized to take either action on behalf of a Series if additional funds are needed to meet the Series' business objectives.

       iii.   Capital Contributions shall be made by Series Members in full on admission to a Series. No portion of the capital of a Series may be withdrawn until dissolution of a Series or the Company, except as otherwise expressly provided in this Agreement or a Series Agreement.

       c.   <u>Loans</u>. Nothing in this Agreement shall prevent any Series Member from making secured or unsecured loans to a Series or its Subsidiary by agreement approved by such Series Manager, as the case may be.

       d.   <u>Class of Series and Rights</u>. Subject to the other provisions of this Agreement or a Series Agreement, each Series Interest shall have the rights, and be subject to the obligations, identical to those of every other Interest of the same Member Class in a Series.

       i.   The Company Manager retains the sole and exclusive right to establish Series, Series Member Classes, the quantity and value of Units in a Series to be sold in exchange for Capital Contributions to each Series as may be necessary to accomplish the objectives of the Series or the Company. The voting rights, if any associated with the Units will be specified in a Series Agreement.

       ii.   If any non-voting Interests are issued by a Series, the non-voting Interest holders although Series Members, shall be passive, shall not have any power to vote, except as otherwise provided in such Series Agreement or by law, and shall only obtain a purely Economic Interest in the particular Series. Initial Interest Allocation for Interests Issued by the Company to its Manager:

     Experiential Squared, Inc.:   100%

iii.   Subject to the other provisions of this Agreement, each voting Unit in a Series shall have the rights, and be subject to the obligations, identical to those of each other voting Unit of the same Member Class in the Series. The holders of voting Units shall be entitled to one vote for each voting Unit held at all meetings of voting Series Members (and written actions in lieu of meetings), with no right to cumulative voting.

e.   <u>Units</u>. Membership Interests sold by the Company on behalf of a Series may be denominated in Units, or such other increments or amounts as may be described in the Series Agreement. Each Unit shall have the rights, and be subject to the obligations, identical to those of other Units of the same Member Class within such Series.

f.   <u>Distributions</u>. The Manager of the Company does not expect to receive regular Distributions from the Company, and will only share in Distributions in accordance with its membership in a Series, for management of a Series, or in the event of a sale or disposition of all of the Series Assets, in accordance with the Series Agreement for each such Series.

i.   Except as otherwise provided in this Agreement with respect to the dissolution of the Company, any Distribution of the Distributable Cash of a Series during any Fiscal Year shall: a) be made to the Series Members in proportion to such Series Members' respective Percentage Interests in a Series, prioritized by Member Class, if applicable, or (b) in any other manner described in an applicable Series Agreement.

ii.   All Distributions to Series Members pursuant to this Agreement shall made be at such times and in such amounts as shall be determined solely by the Series Manager; provided, however, that the Series Manager shall use its best efforts to cause the Series to distribute to such Series Members an amount of Distributable Cash sufficient to enable the Series Members to pay their federal and state income-tax liabilities attributable to their respective distributive shares of the taxable income of a Series, as applicable.

iii.   All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, Distribution or allocation to Series Members shall be treated as amounts distributed to the Series Members pursuant to this Agreement for all purposes of this Agreement and the Series Agreements.

iv.   A Series Manager is authorized to withhold from Distributions to the respective Series Members and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state or local law and shall allocate such amounts to those Series Members with respect to which such amounts were withheld.

v.   Notwithstanding any provision to the contrary contained in this Agreement, a Series shall not make any Distribution to any Person on account of its Interest in the Company with respect to such Series if such Distribution would violate the Act or other applicable law.

vi.   The Series Manager may base a determination that a Distribution or return of a Series Member's Capital Contribution may be made hereunder in good-faith reliance upon a balance sheet and profit and loss statement of such Series represented to be correct by the

- 12 -

Person having charge of its books of account or by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of such Series.

vii.   No Series Member shall be entitled to interest on its Capital Contributions or to return of their Capital Contributions.

viii.   Unless otherwise approved by a Series Manager, a Series Member who resigns as a Series Member (a "Resigning Member"), regardless of whether such termination was the result of a voluntary act by such Series Member, shall not be entitled to receive any further Distributions from the Company with respect to such Series. Damages for breach of this Section 8.f. shall be monetary damages only (and not specific performance), and such damages may be offset against Distributions by such Series to which the Resigning Member would otherwise be entitled.

9.   **Books and Records, Bank Accounts, Tax Matters**.

a.   Accounting Method. For both financial and tax-reporting purposes and for purposes of determining Distributions, the books and records of each Series shall be kept using the method of accounting (cash or accrual) determined by the Company Manager, in a consistent manner and shall reflect all Series transactions and will be appropriate and adequate for the Company's business.

b.   Records, Audits and Reports. At the expense of the Company or the relevant Series, each Series Manager shall maintain separate and distinct records and accounts of the operations and expenditures of the Company and each Series during the term of the Company or each such Series, and for seven (7) years thereafter. At a minimum, the Company and each Series shall keep at the principal place of business of the Company the following records:

i.   True and full information regarding the status of the business and financial condition of such Series and the Company;

ii.   Promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

iii.   The current list of the name and last known business, residence or mailing address of each Series Member;

iv.   A copy of this Agreement, Series Agreements, and the Certificate of Formation of the Company;

v.   True and full information regarding the amount of cash and a description and statement of the value of any other property or services contributed by each Series Member to the Company with respect to such Series and which each Series Member has agreed to contribute in the future, and the date on which each became a Series Member;

vi.   Minutes of every meeting held, if any;

vii.   Any written consents obtained from Series Members for actions taken by such Series Members without a meeting; and

viii.   Unless contained in the Certificate of Formation or this Agreement, a writing prepared by each Series Manager setting out the following:

(1)   The times at which or events on the happening of which any Additional Capital Contributions agreed to be made by each Series Member are to be made; and

(2)   Any right of a Series Member to receive Distributions that include a return of all or any part of the Series Member's contributions.

c.   <u>Returns and Other Elections</u>. The Company Manager and/or Series Managers, as applicable, shall cause the preparation and timely filing of all tax returns required to be filed by the Company or its Series, pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the respective Series Members within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Series Managers and/or Company Manager in its sole discretion.

10.   Voluntary Transfers; Additional and Substitute Members.

a.   <u>Transfers</u>. The Company Manager, as the issuer of Interests in the Company and its Series, shall have the sole and exclusive authority to grant, convey, sell, transfer, hypothecate, disassociate or otherwise dispose of all or a portion of the Series' Interests without input or vote of the Series Members or Series Managers consistent with the Series Agreement. Once interests in a Series have been sold, the Series Manager may only affect a change in the Membership Interests of a Series Member by following the procedures described below.

b.   <u>Transfers Restricted</u>. No Series Member shall voluntarily transfer all or any part of its Economic Interest in a Series, except as provided in this Section 10. In the event a Series Member or a Transferee of a Series Member violates any of the provisions of this Section, such transfer shall be null and void and of no force or effect.

c.   <u>Percentage of Limitations or Transfers</u>. Notwithstanding any other provision of this Agreement to the contrary, the Company or a Series Manager shall not be required to recognize any transfer of an Interest in a Series if the transfer, when considered with other transfers of the Interests in a Series made within the period of twelve (12) consecutive calendar months prior thereto, would constitute a sale or exchange of fifty percent (50%) or more of the total Series' Interest and result in the tax termination of the Company under article 708(b) of the Internal Revenue Code of 1986, as amended.

d.   <u>Voluntary Withdrawal, Resignation or Disassociation Prohibited</u>. No Series Member may withdraw, resign or voluntarily disassociate from a Series, unless such Series Member complies with the transfer provisions set forth in this Section. The provisions of this Section shall apply to all Voluntary Transfers of a Series Member's Interests in a Series. Involuntary Transfers are addressed in Section 10.

- 14 -

e.   Admission of Additional Series Members. Only the Company Manager may sell Interests in a Series or admit Series Members. Once the Company closes the offering period for the sale of Interests in a Series, no additional Interests in the Series may be sold, or any Additional Series Members admitted, unless: a) the admission of an Additional Series Member is approved by the Company Manager. The Company Manager reserves the exclusive right to sell additional Interests in a Series to new or existing Series Members, and to admit new Series Members whose Interests may be equal or senior to the existing Interests in a Series as necessary to raise needed capital for a Series.

f.   Transfer Prohibited Except as Expressly Authorized Herein. No Series Member may voluntarily, involuntarily, or by operation of law assign, transfer, sell, pledge, hypothecate, or otherwise dispose of (collectively transfer) all or part of its Interest in the Company or a Series, except as is specifically permitted by this Agreement or a Series Agreement. Any Voluntary Transfer made in violation of this Section shall be void and of no legal effect. Further, in no event shall any Voluntary Transfer be made within one (1) year of the initial sale of the Interests proposed for transfer unless the Transferor provides a letter from an attorney, acceptable to the Series Manager, stating that in the opinion of such attorney, the proposed transfer is exempt from registration under the Securities Act and under all applicable state securities laws or is otherwise compliant with Rule 144 under the Securities Act of 1933. The Series Manager is legally obligated to refuse to honor any transfer made in violation of this provision.

g.   Conditions for Permissible Voluntary Transfer. Notwithstanding anything contained in this Agreement or a Series Agreement to the contrary, Series Manager shall:

i.   On written request of a Series Member, transfer all or any part of its Interest with respect to a Series to another Series Member or to a transferee that bears one of the following relationships to the transferring Series Member: a spouse, a lineal descendant or a trust created for the exclusive benefit of the transferring Series Member, the transferring Series Member's spouse and/or the transferring Series Member's lineal descendant(s), or an Affiliate as a Substitute Member, or

ii.   At the request of an IRA custodian or the Series Member, transfer all or any part of a Company or Series interest to the Series Member or another IRA Custodian.

iii.   Approval of Substitute Membership shall not be unreasonably withheld on delivery of all requested documents to the Series Manager necessary to accomplish such transfer. However, any subsequent conveyance or transfer of ownership Interests within the Affiliate so that it no longer meets the definition of an Affiliate with respect to the original Series Member, shall make its membership in a Series subject to revocation or Disassociation by the Series Manager. Unless the Affiliate requests and is approved by the Series Manager as a Substitute Member, an unauthorized Affiliate shall have only the Economic Interest of the former Series Member.

h.   Substitution. A permitted transfer of any Series Member's Interest shall only be granted as to that Member's Economic Interest unless the Series Manager accepts a permitted transferee (Transferee) as a Substitute Member. A permitted Transferee shall become a Substitute Member only on satisfaction of all of the following conditions:

i. Filing of a duly executed and acknowledged written instrument of assignment in a form approved by the Series Manager specifying the Series Member's Percentage Interest being assigned and setting forth the intention of the assignor that the permitted assignee succeed to the assignor's Economic Interest (or the portion thereof) and/or its Interest as a Series Member;

ii. Execution, acknowledgment and delivery by the assignor and assignee of any other instruments reasonably required by the Series Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement and the Series Agreement; and

iii. The Series Manager's approval of the Transferee's or assignee's admission to the Series as a Substitute Member and concurrent and complete Disassociation of all of the Membership and Economic Interests of the Transferor with respect to such Series.

i. <u>Voluntary Transfer</u>; Right of First Refusal. In the event any Series Member (a Selling Member) wishes to sell its Interest a Series, it must first present its offer to sell and proposed price (terms and conditions) in a Notice of Sale submitted in writing to the Series Manager. The Series Manager and/or the Series Members (Purchasing Members) shall have thirty (30) days to elect to purchase the entire Selling Member's Interest, which shall be offered to each in the order of priority described below:

i. First, the Series Manager (or its members) may elect to purchase the entire Interest proposed for sale on the same terms and conditions as contained in the Notice of Sale, but if they don't; then

ii. Second, all or part of the Series Members may purchase the entire Selling Member's Interest on the same terms and conditions as contained in the Notice of Sale; the Purchasing Members will be given priority to purchase in the same ratio as their existing Percentage Interest before allowing existing Series Members to purchase disproportionate amounts;

iii. Third, if the Series Members elect to purchase less than the entire Interest proposed for sale, the Series Manager (or its members) and/or Company Manager may combine in any ratio to purchase the remaining Interest, providing the overall purchase is of the entire Selling Member's Interest and on the same terms and conditions as contained in the Notice of Sale; and

iv. Fourth, in the event the Series Members and/or Series Manager or the Company Manager fail to respond within thirty (30) days of the Selling Member's Notice of Sale, or if the Series Manager and/or Members expressly elect not to purchase the entire Selling Member's Interest, the Selling Member shall have the right to sell its Interest to the third party on the same terms and conditions contained in the original Notice of Sale.

v. Fifth, in the event the Selling Member receives or obtains a bona fide offer from a third party to purchase all or any portion of its Interest in the Company or a Series, which offer it desires to accept, then prior to accepting such offer, the Selling Member shall give written notice (the Notice of Sale) of such offer to the Series Manager. The Notice of Sale shall set forth the material terms of such offer, including without limitation the identity of the third party, and the purchase price and terms of payment.

vi.   Sixth, if the terms are different than the original Notice of Sale offered to the Series Manager, the Selling Member must comply again with the terms of this Section (giving the Series Manager, the Series Members and/or the Company Manager the first right to purchase its Interest on the same terms and conditions offered by the third party) with respect to the existing offer and all subsequent third party offers.

If a Series Manager and the Company Manager approves the sale to the third party, it must be completed within three (3) months. If the sale to the third party is not consummated on the terms contained in the approved Notice of Sale within three (3) months following the date of the Notice of Sale, then the Selling Member must seek a renewed approval from the Series Manager and Company Manager, who may require that the Selling Member again comply with the first right of refusal provisions of this Section.

In any purchase by the Series Members, Series Manager, or Company Manager as described above, the Series Manager will automatically adjust the Membership Interests of the Purchasing Members and Selling Members to reflect the respective number and class of Units or Interests transferred, and the Series Manager shall update the list of Series Members and their Percentage Interests in the Series Agreement as appropriate to reflect such transfer.

j.   Costs of Conveyance for Voluntary Transfer. In the event that the Series Manager, the Series Members, and/or the Company Manager elect to purchase as provided this Section, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, (excluding attorneys' fees which shall be the sole expense of the party who retained them) shall be borne by the Selling Member. The Selling Member shall deliver all appropriate documents of transfer for approval by the Series Manager at least three (3) days prior to the closing of such sale for its review and approval. The Series Manager may deduct its costs of sale from Distributable Cash of the Transferring Member, unless other reimbursement is received.

k.   Indemnification of Parties. From and after the date of such closing, whether the sale is made to the Series Manager, the Series Members, the Company Manager, or the third party, the Selling Member shall have no further Interest in the Assets or income of the Series or the Company and, as a condition of the sale, the Person(s) or entities purchasing the Interests shall indemnify and hold harmless the Selling Member from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney's fees arising from the subsequent operation of the Company or Series, and the Selling Member shall indemnify and hold harmless the Purchasing Members from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney's fees arising from the subsequent operation of the Company or Series.

l.   Rights and Interests of Voluntary Transferee; Adjustment of Voting Rights. If a Series Member transfers its Interest to a third party Transferee pursuant to this Section, such Transferee shall only succeed to the Series Member's Economic Interest unless and until it complies with the provisions of Section 10.l. and is approved by the Series Manager as a Substitute Member. Until such time, if ever, that the third party Transferee becomes a Substitute Member,

126256-00000001/7244192.1

the voting Interests of the Remaining Members (i.e., all Series Members, other than the Selling Member) will be increased proportionate with their Percentage Interests in the Series as if they had purchased the Selling Member's Interest.

m. <u>Obligations and Rights Upon Assignment</u>. The obligations, rights and Interests of the Selling, purchasing, and any Substitute Series Members shall inure to and be binding upon the heirs, successors and permitted assignees of such Transferee subject to the restrictions of this Section. A third-party Transferee shall have no right of action against the Company, a Series (its Manager or Members), or the Company Manager for not being accepted as a Substitute Series Member.

n. <u>Involuntary Transfer; Disassociation</u>.

i. <u>Disassociation for Cause</u>. A Series Member may be disassociated (i.e., expelled) from the Series: a) pursuant to a judicial determination, or b) on application by the Series Manager, another Member of the same Series or the Company Manager for Cause (defined in the bullets below); upon a written finding by the Series Manager or applicable judicial body that such Series Member:

(1) Engaged in wrongful conduct that adversely and materially affected the business of a Series and/or the Company;

(2) Willfully or persistently committed a material breach of this Agreement;

(3) Engaged in conduct relating to the Series' business, which makes it not reasonably practicable to carry on the business with the Series Member; or

(4) Engaged in willful misconduct related to its Membership in the Series.

ii. <u>Disassociation by Operation of Law</u>. Aa Series Member may be disassociated by operation of law, affected solely by action of the Series Manager or Company Manager, upon the occurrence of any of the following triggering events:

(1) Upon Voluntary or Involuntary Transfer of all or part of a Member's Economic Interest with respect to a Series;

(2) Dissolution, suspension, or failure to maintain the legal operating status of a corporation, partnership or limited liability company that is a Member of a Series; or

(3) Any Series Member who meets the definition of a "covered person" and becomes subject to a "disqualifying event" at any time during operation of the Company (as those terms are defined in Regulation D, Rule 506(d)) may automatically, by action of the Company Manager: a) be disassociated, or b) be stripped of its voting rights, if any, as appropriate and necessary to preserve the Company's securities exemption under Regulation D, Rule 506.

o.   Effect of Disassociation. Immediately on mailing of a notice of Disassociation sent by the Series Manager to a Series Member's last known address, unless the reason for Disassociation can be and is cured within sixty (60) days, a Person will cease to be a Member of the Series and shall henceforth be known as a Disassociated Member. Any successor in Interest who succeeds to a Series Member's Interest by operation of law shall henceforth be known as an Involuntary Transferee. Subsequently, the Disassociated Member's right to vote or participate in management decisions will be automatically terminated. A Disassociated Member (or its legal successor) will continue to receive only the Disassociated Member's Economic Interest in the Series, unless the Disassociated Member/Involuntary Transferee elects to sell its Interest following the procedures described herein; and/or a Voluntary or Involuntary Transferee seeks admission and is approved by the Series Manager as a Substitute Member. Until such time, if ever, that the Series Manager approves the transfer of the entire Disassociated Member's Interest to the Purchasing Members or a Substitute Member, the voting Interests of the Remaining Members will be proportionately increased as necessary to absorb the Disassociated Member's voting Interests. If a Series Member objects to Disassociation, they will be bound to resolve the dispute in accordance with the Internal Dispute Resolution Procedure described in this Agreement, unless the reason for the Disassociation can be resolved within sixty (60) days to the satisfaction of the Series Manager, in which case their full Membership Interest will be reinstated. If there is no Involuntary Transferee, and no third party buyer is found and the Series Manager or Remaining Members do not wish to purchase the Disassociated Member's Interest, the Disassociated Member will only be entitled to receive its Economic Interest (no voting rights), indefinitely, until such time as the Company or such Series is dissolved.

p.   Sale and Valuation of a Disassociated Member's Interest. If no outside buyers can be found and the Disassociated Member still desires to sell its Interest, which the Remaining Members and/or Series Manager or Company Manager (Purchasing Members) wish to purchase, the buyout price for the Disassociated Member's Interest may be determined using one of the following methods:

i.   Negotiated Price: If the Purchasing Members or legal representative of the Disassociated Member can agree on a negotiated price for the Interest, then that price will be used; if not,

ii.   Estimated Market Value within 12 Months: The Series Manager may annually determine the Estimated Market Value of the Company and/or its Series and report it to the Series Members. An Estimated Market Value calculated by the Series Manager in any commercially accepted manner within the last twelve (12) months shall conclusively be used to determine the value of a Disassociated Member's Interest. The purchase price of shall be the product of the Disassociated Member's Percentage Interest in a Series and the Estimated Market Value of the Series adjusted for the Member Class, if applicable.

iii.   Appraisal Method: If both of the above methods fail, the price for a Disassociated Member's Interest shall be determined by appraisal of the Disassociated Member's Interests by one or more independent, certified appraisers currently operating in the geographic area of the asset, as follows:

(1)   The Disassociated Member shall hire and pay the first appraiser, who shall provide an Estimated Market Value for the Series. If acceptable to the parties, this Estimated Market Value will be used to calculate the value of the Disassociated Member's Interest.

(2)   If the first appraiser's valuation is unacceptable, the Purchasing Members may hire their own appraiser and the average of the two appraisals (if within twenty percent (20%)) may be used to determine the value of the Series on which the purchase price will be based. If the two appraisals differ by more than twenty percent (20%) and the parties still cannot agree on the value, then,

(3)   A third appraisal may be obtained (at the option of either party), the cost of which will be split between the Purchasing Members and the Disassociated Member. The average of the two appraisals closest in value will be conclusively used to establish the Estimated Market Value of the Series on which the value of the Interest will be based.

q.   <u>Closing on a Disassociated Members' Interest</u>. Unless other terms have been agreed between the Disassociated and Purchasing Members, the following terms shall apply to closing of a Disassociated Member's Interest. After determining value, as provided in this Agreement, the Purchasing Members shall give written notice fixing the time and date for the closing. The closing shall be conducted at the principal office of the Company or other agreed location on the date not less than thirty (30) days nor more than sixty (60) days after the date of such notice, or in the event of Bankruptcy, any request for an extension by any Bankruptcy Court having jurisdiction.

r.   <u>Payment for a Disassociated Member's Interest</u>. At closing, the Purchasing Members shall pay to the Disassociated Member by certified or bank check an amount equal to the determined value of the Disassociated Member's Interest, or, if such value shall be determined to be zero or another amount pursuant to an agreement of the Series Members, shall deliver an executed copy of such agreement or a copy of such appraisal report(s), or a memorandum of the negotiated value as applicable. Notwithstanding the foregoing, at the option of the Purchasing Members, the purchase price may be paid by the delivery of its promissory note in the principal amount of the purchase price, bearing interest at eight percent (8%), repayable early without penalty, in eight (8) equal quarterly installments, or other agreement between the parties. Simultaneously therewith the Disassociated Member shall execute, acknowledge and deliver to the Purchasing Members such instruments of conveyance, assignment and releases as shall be necessary or reasonably desirable to convey all of the right, title and Interest of the Member and the Assets thereof. Because of the unique and distinct nature of an Interest in a Series of the Company, it is agreed that the Purchasing Members' damages would not be readily ascertainable if they elect to purchase the Disassociated Member's Interest as aforesaid and the conveyance thereof were not consummated, and, therefore, in such case the Purchasing Members shall be entitled to the remedy of specific performance in addition to any other remedies that may be available to them in law or in equity.

s.   <u>Transfer of Economic Interest; Rights of an Involuntary Transfer</u>. If the Purchasing Members do not elect to purchase the Interest of a Disassociated Member as provided herein, or if by operation of law the Economic Interest of the Disassociated Member transfers to

126256-00000001/7244192.1

an Involuntary Transferee, the Series Manager shall hereby be granted power of attorney by the Disassociated Member to execute such documents as may be necessary and requisite to evidence and cause the transfer only of the Disassociated Member's Economic Interest to the Involuntary Transferee, as applicable and appropriate for the circumstances.

An Involuntary Transferee shall not be deemed a Series Member until such time if ever, that they seek admission and are approved as a Substitute Member(s) of a Series. Until then, they shall only succeed to the Economic Interest of the Disassociated Member, including the right to any Distributions and a return of the Disassociated Member's Unreturned Capital Contributions, if applicable, which shall be distributed only if and when such Distributions or return of Capital Contributions shall become due per the terms of the applicable Series Agreement. Any Distributions that may be due a Disassociated Member shall be held in trust by the Series Manager and no Distributions shall be made to an Involuntary Transferee until it produces and executes such documentation as the Series Manager deems necessary to evidence the Transfer of the Disassociated Member's Economic Interest, and to indemnify the Company, the Series Manager or Series Members for any liability related to making Distributions directly to the holder of the Economic Interest.

Any further assignment of the Disassociated Member's Economic or Membership Interest, or any request of an Involuntary Transferee to succeed to the Disassociated Member's full Membership Interest (i.e., to become a Substituted Member in a Series of the Company), shall be subject to approval of the Series Manager.

11.   Dispute Resolution. Because the nature of the Company and its Series is to generate profits that it can share with its Series Members, it is imperative that one Series Member's dispute with the Company, a Series Manager and/or other Series Members is not allowed to diminish the profits available to other Series Members or resources necessary to operate the Company or assets of such Series. Litigation could require diversion of Company or Series profits to pay attorney's fees or could tie up Company funds necessary for operation of the Company or the affected Series, its Subsidiary or its assets, impacting the profitability of the investment for all such Series Members. The only way to prevent such expense is to have a comprehensive Internal Dispute Resolution Procedure (the "Procedure") in place, to which each of the Series Members have specifically agreed in advance of membership in the Company or in a Series. The Procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company or Series, and the other non-disputing Series Members, before invoking a costly remedy, such as arbitration.

a.   Procedure for Settling Disputes. In the event of a dispute, claim, question, or disagreement between Series Members or between a Series Manager or the Company Manager and/or one or more Series Members arising from or relating to this Agreement, the Series Agreement, the breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Act (hereinafter Dispute), except allegations of violations of Federal or State securities laws, all Series Managers and Series Members hereby agree to resolve such Dispute by strictly adhering to the Procedure provided below. The following Procedure has been adapted for purposes of this Agreement from guidelines and rules published by the American Arbitration Association (AAA):

126256-00000001/7244192.1

i.   Notice of Disputes. Written notice of a Dispute must be sent to the Series Manager or Series Member by the aggrieved party as described in the notice requirements below.

ii.   Negotiation of Disputes. The parties hereto shall use their best efforts to settle any Dispute through negotiation before resorting to any other means of resolution. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual Interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of sixty (60) days after written notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further notice by either party, the Dispute shall be submitted to mediation administered by the AAA in accordance with the provisions of its Commercial Mediation Rules. The onus is on the complaining party to initiate each next step in this Procedure as provided below.

b.   Mandatory Alternative Dispute Resolution. On failure of negotiation provided above; mediation, and as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions of this Section 11 shall apply to any subsequent mediation or arbitration. Except that upon unanimous consent of all parties to a Dispute, the disputing party may initiate a small claims action or litigation in lieu of mandatory mediation and arbitration provided the parties shall further unanimously determine jurisdiction and venue. In any small claims action or litigation, the local rules of court shall apply in lieu of the remaining provisions of this Section.

c.   Preliminary Relief. Any party to the Dispute may seek preliminary relief at any time after negotiation has failed, but prior to arbitration, in accordance with the Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures. The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described below.

d.   Consolidation. Identical or sufficiently similar Disputes presented by more than one Series Member may, at the option of the Series Manager or Company Manager, be consolidated into a single Procedure.

e.   Location of Mediation or Arbitration. Any mediation shall be in the Commonwealth of Kentucky and any arbitration shall be in the State of Delaware and each party to such mediation or arbitration must attend in person.

f.   Attorney's Fees and Costs. Each party shall bear its own costs and expenses (including their own attorney's fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome; however, if a Series Manager or the Company Manager is a party, their legal fees shall be paid by the Series (per the indemnification provision described herein). Except that a Series may reimburse a Series Member for attorney's fees and costs in any legal action against the Series Manager or the Company in which the Series Member is awarded such fees and costs as part of a legal action.

g.   Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Unreturned Capital

126256-00000001/7244192.1

Contributions and any Cash Distributions or Interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

h.   AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's Commercial Mediation or Arbitration Rules. If there is a conflict between the Rules and this Section, the Section shall be controlling.

i.   Mediation. Any Dispute that cannot be settled through negotiation as described herein may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in herein.

j.   Selection of Mediator. The complaining party shall submit a Request for Mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The preferred mediator shall have specialized knowledge of securities law, unless the Dispute pertains to financial accounting issues, in which case the arbitrator shall be either a C.P.A. or a real estate attorney, or if no such person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the Request for Mediation, the AAA case manager will make an appointment. If the initial mediation(s) does not completely resolve the Dispute, any party may request a different mediator for subsequent mediation(s) by serving notice of the request to the other party(ies) for approval, and subject to qualification per the requirements stated above.

k.   Arbitration. Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) shall be final and may be entered in any court having jurisdiction thereof.

l.   Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee, and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such person is available, who are generally familiar with the subject matter involved in the Dispute. Each side will have fourteen (14) days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The case manager shall then invite persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

m.   Qualifications of Arbitrator. The selected or appointed arbitrator shall be selected from available candidates in Delaware and shall have specialized knowledge of securities law, unless the Dispute pertains to financial accounting issues, in which case the arbitrator shall be a C.P.A. or a real estate attorney. Further, the selected arbitrator must agree to sign a certification stating that they have read all of the documents relevant to the Member's subscription to the Series, including the offering documents (e.g. the Private Placement Memorandum or

126256-00000001/7244192.1

Offering Circular), the Agreement, the subject Series Agreement, and the Subscription Booklet in their entirety, including and any relevant Appendices or Exhibits.

i.   Discovery shall be limited to only those documents pertaining to the Series Member's Subscription to the Series (and any relevant Appendices or Exhibits), the Subscription Booklet, any written correspondence between the parties, and any other documents specifically requested by the Arbitrator as necessary to facilitate his/her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

ii.   If, in any action against a Series Manager, the Company, or the Company Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Series Manager, Company Manager or Company has violated Securities laws, or has otherwise engaged in any of the actions described in this Agreement for which the Series Manager or Company will not be indemnified, the Series Manager, Company Manager, or Company must bear the cost of its own legal defense. In such case, the Series Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Series Manager will not be entitled to receive any fees or Distributions it may otherwise be due.

12.   **Termination of Series and Company**.

a.   <u>Dissolution of the Company</u>. The Company shall be dissolved upon the occurrence of either of the following events:

i.   By sale of all or substantially of the Series' Assets and dissolution of all Subsidiaries;

ii.   By the unanimous written agreement of all Series Managers and the Company Manager; or

iii.   Upon the entry of decree of judicial dissolution.

The death, retirement, resignation, expulsion, bankruptcy or dissolution of any Series Manager or Series Member or the occurrence of any event that terminates the continued membership of any Series Member in a Series shall not in and of itself cause the dissolution of the Company. If a Series Member who is an individual dies or a court of competent jurisdiction adjudges him to be incompetent to manage its person or property. The Series Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Series Member's rights for the purpose of settling the Series Member's estate or administering its property. If a Series Member is an entity and is dissolved or terminated, the powers of that Series Member may be exercised by its legal representative or successor.

c.   <u>Termination of a Series</u>. A Series shall be terminated upon the occurrence of any of the following events:

i.   Upon dissolution of the Company;

ii.   On sale or disposition of all of the Series Assets and dissolution of its Subsidiaries; or

iii.   At the time in which there are no Series Members in a Series;

iv.   Upon the entry of a decree of judicial termination under.

Other than in connection with a transfer of Membership Interests in accordance with this Agreement, a Series Member shall not take any voluntary action (including, without limitation, resignation) that directly causes it to cease to be a Series Member. The termination and winding up of a Series shall not cause the dissolution of the Company (even if there are no remaining Series so long as the Company Manager is still a Member); nor shall it cause the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series formed by the Company Manager as provided in this Agreement and consistent with the Act.

e.   <u>Winding Up of a Series on Termination of Such Series</u>. Upon termination of a Series, an accounting shall be made of the accounts of the Company with respect to such Series and of the assets, liabilities and operations associated with such Series and its Subsidiaries, from the date of the last previous accounting until the date of termination. The Series Manager shall immediately proceed to wind up the affairs of such Series.

i.   If a Series is terminated and its affairs are to be wound up, the Series Manager shall:

(1)   Sell or otherwise liquidate all of the assets of such Series as promptly as practicable (except to the extent such Series Manager(s) may determine to distribute any assets to the Series Members in kind);

(2)   Dissolve its Subsidiaries in accordance with the limited liability act of the state in which the Subsidiaries are formed;

(3)   Satisfy (whether by payment or reasonable provision for payment thereof) all liabilities of the Company with respect to such Series, including liabilities to the Company Manager, Series Managers, or Series Members who are creditors to the Series, to the extent otherwise permitted by law, other than liabilities to Series Members for Distributions (the amounts of any Reserves created in connection with the liquidation of such Series shall be deemed to be an expense of the Company with respect to such Series); and

(4)   Distribute the remaining assets of such Series to the Series Members in accordance with the applicable Series Agreement associated with such Series.

ii.   The Company Manager, Series Managers and Series Members, as applicable, shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company with respect to such Series and the final disposition of its assets.

126256-00000001/7244192.1

f. <u>Winding Up On Dissolution of the Company</u>. Upon the dissolution of the Company, the Company shall be wound up by winding up each Series in the manner contemplated herein.

g. <u>Certificate of Cancellation</u>. If a dissolution of the Company occurs and all debts, liabilities and obligations of the Company, whether or not associated with any Series, have been satisfied (whether by payment or reasonable provision for payment) and all of the remaining property and assets of the Company, whether or not associated with any Series, have been distributed, a certificate of cancellation as required by the Act shall be jointly executed and filed by the members of the Company, as authorized persons, within the meaning of the Act, with the Delaware Secretary of State.

h. <u>Effect of Filing Certificate of Cancellation or Equivalent</u>. Upon the filing of a certificate of cancellation or equivalent with the Delaware Secretary of State the existence of the Company shall cease.

i. <u>Returns of Contributions Nonrecourse to Other Members</u>. Except as otherwise provided by applicable laws, upon termination of a Series, the Series Member shall look solely to the assets of such Series for the return of their Capital Contributions to such Series, and if the assets of such Series remaining after payment of or due provision for the debts and liabilities of the Company with respect to such Series are insufficient to return such Capital Contributions, such Series Members shall have no recourse against any other Series, the Company or any other Series Member, except as otherwise provided by law.

13. **Miscellaneous Provisions**.

a. <u>Notices</u>. All notices provided for by this Agreement shall be made in writing and deemed received (i) twenty-four (24) hours after emailing to the party entitled thereto, or (ii) on the mailing of the notice in the U.S. mail at the last known address of the party entitled thereto, certified mail, return receipt requested.

b. <u>Binding Effect</u>. This Agreement and the Series Agreements are binding upon and inure to the benefit of the Series Members, and, to the extent permitted by this Agreement, their respective legal representatives, successors and assigns.

c. <u>Governing Law</u>. This Agreement, Series Agreements, and the rights of the parties hereunder, shall be construed pursuant to the laws of the State of Delaware (without regard to conflict of laws principles).

d. <u>Waiver of Action for Partition</u>. Each Series Member irrevocably waives during the term of the Company and any Series for which it is a Member, any right that it may have to maintain any action for partition with respect to the property of the Company or any Series.

e. <u>Amendments</u>. This Agreement may not be amended except in writing except by unanimous consent of the Company, the Company Manager and the Company Members. A Series Agreement may only be modified by an affirmative vote of Series Members holding a Majority of Interests in the affected Series as well as the written consent of the Company and Company Manager. However, notwithstanding anything to the contrary herein, the Company

126256-00000001/7244192.1

Manager may amend this Agreement, a Series Agreement, or a Subsidiary Operating Agreement in a manner not materially inconsistent with the principles set forth in this Agreement, without the requisite approval or vote above, including without limitation:

        i.   To issue non-substantive amendments to this Agreement or a Series Agreement to correct minor technical errors;

        ii.   To accommodate a lender's request with respect to a Series Agreement or a Subsidiary Operating Agreement;

        iii.   To cure any ambiguity or to correct or supplement any provision therein which may be inconsistent with any other provision therein or in any associated document, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be materially inconsistent with the provisions of this Agreement;

        iv.   To delete or add any provisions to this Agreement, a Series Agreement, or a Subsidiary Operating Agreement as requested by the Securities and Exchange Commission, state securities officials which is deemed by such regulatory agency or official to be for the benefit or protection Company, its Members or the Series Members; or

        v.   To make amendments similar to the foregoing so long as such action shall not materially and adversely affect the Interests or returns to the Series Members.

        f.   <u>Execution of Additional Instruments</u>. Each Series Member hereby agrees to execute such other and further statements of Interest and holdings, designations and other instruments necessary to comply with any laws, rules or regulations, or reasonable requests of the Company, the Company Manager, or a Series Manager.

        g.   <u>Construction</u>. Whenever the singular number is used in this Agreement or a Series Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

        h.   <u>Waivers</u>. The failure of any party hereto to seek redress for default of or to insist upon the strict performance of any covenant or condition of this Agreement or a Series Agreement shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default.

        i.   <u>Severability</u>. Every provision of this Agreement and the Series Agreements are intended to be severable. If any phrase, sentence, paragraph, or provision of this Agreement or a Series Agreement or its application thereof to any Person or circumstance is unenforceable, invalid, the affected phrase, sentence, paragraph, or provision shall be limited, construed, and applied in a manner that is valid and enforceable. If the conflict was with a non-waivable provision of the Act, phrase, sentence, paragraph, or provision, it shall be modified to conform to the Act. In any event, the remaining provisions of this Agreement, the Series Agreement, or Subsidiary Agreement shall be given their full effect without the invalid provision or application. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement, the Series Agreement or the Subsidiary Agreement.

126256-00000001/7244192.1

j.   Creditors. None of the provisions of this Agreement or a Series Agreement shall be for the benefit of or enforceable by any creditors of (i) the Company, (ii) any Series of the Company, (iii) any Series Member, or (iv) any Series Manager, or (v) the Company Manager.

k.   Counterparts. This Agreement and any associated Series Agreements may be signed in multiple counterparts, all of which should be deemed an original and shall constitute one instrument.

l.   Integration. This Company Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

m.   Waiver of Conflicts. Each party to this Agreement acknowledges and agrees that Procopio, Cory, Hargreaves & Savitch LLP ("Procopio") is acting as counsel only to the Company in connection with the preparation of this Agreement and related securities offerings, and that Procopio has in the past represented, and may, now or in the future, represent the Company, the Company Manager and/or its affiliates in matters unrelated to the Company. The applicable rules of professional conduct require that Procopio inform the parties previously or presently represented by Procopio of this representation and obtain their consent. Procopio has served as counsel to the Company and has negotiated the terms of this Agreement and related securities offerings solely on behalf of the Company. Each party to this Agreement acknowledges, represents and warrants to Procopio that (A) (i) the party has read this Agreement; (ii) the party has been represented in the preparation, negotiation and execution of this Agreement and related securities offerings by legal counsel of the party's own choice or has voluntarily declined to seek such counsel; and (iii) the party understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect; and (B) the party understands that (i) Procopio has been retained by the Company in connection with the preparation, negotiation and execution of this Agreement and related securities offerings; and (ii) the party has not engaged the services of Procopio in connection with the preparation, negotiation and execution of this Agreement and related securities offerings and the party is not represented by Procopio in the preparation, negotiation and execution of this Agreement and related securities offerings.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow.]

IN WITNESS WHEREOF, the parties hereto, whose names and contact information follows, have caused their signatures or the signatures of their duly authorized representatives and seals to be set forth below as of the day and year first above written.


COMPANY MANAGER


Dated: August 24, 2023   By: MRH CF LLC,
                 a Delaware Series Limited Liability Company

                 By   Its Manager

                 Experiential Squared, Inc.,
                 a Delaware Corporation

Michael Behrens

                 By: Michael Behrens, CEO

COMPANY MEMBER

By: Experiential Squared, Inc.,
       a Delaware Corporation

Michael Behrens

By: Michael Behrens, CEO


- 29 -


APPENDIX A

Definitions

Defined terms are capitalized in this Agreement and may also appear in the Series Agreement. The singular form of any term defined below shall include the plural form and the plural form shall include the singular. Whenever they appear capitalized in this Agreement, the following terms shall have the meanings set forth below unless the context clearly requires a different interpretation:

Act shall mean the Delaware Limited Liability Company Act, Title 6, Delaware Code Ann., Section 18-101 et seq., and any successor statute, as amended from time to time.

Additional Capital Contribution shall mean any voluntary contribution to the capital of a Series in cash, property, or services by a Member made subsequent to the Member's initial Capital Contribution in response to a Series Manager's requires for voluntary Additional Capital Contributions.

Additional Series Member shall mean any Person admitted to a Series as a new or additional member, subsequent to the sale of Units or Interests in a Series in exchange for initial Capital Contributions of the Series Members.

Affiliate or Affiliated shall mean any Person controlling or controlled by or under common control with the Company Manager (or its members), a Member of the Company or a Series wherein the Company Manager (or its members) retains greater than fifty percent (50%) control of the Affiliate if an entity.

Assets shall mean any individual interest in a horse purchased on behalf of a Series in an individual Series.

Capital Contribution shall mean, with respect to any Member, any contribution to the Company or a Series in cash or other property (at such other property's fair value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution by such Member to the Company or a Series pursuant to this Agreement. "Unreturned Capital Contribution" shall mean, with respect to any Member, the initial contribution by such Member to the Company or a Series pursuant to this Agreement, less any returned capital specified as such, that is not classified by the Company Manager as a return on investment.

Certificate of Formation shall mean the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

Code shall mean the Internal Revenue Code of 1986, as amended from time to time, or any superseding federal tax law. A reference herein to a specific Code section refers, not only to such specific section, but also to any corresponding provision of any superseding federal tax statute, as such specific section or such corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

Company shall refer to MRH CF, LLC, formed and continued under and pursuant to the Act and this Agreement.

Company Agreement or Agreement shall mean this Limited Liability Company Agreement, as amended, modified, supplemented or restated from time to time.

Company Manager shall initially mean Experiential Squared, Inc. which is the initial and sole Member of the Company not associated with any Series.

Company Member, with respect to the Company shall include Experiential Squared, Inc. as the sole shareholder and Manager of the Company. Series Member shall include Persons later admitted as Members of a Series, who shall be admitted in accordance with this Agreement. Upon being admitted as a Member of a Series, unless otherwise specified in such Series Agreement, such Series Member shall not be considered admitted as a Member of the Company or any other Series.

Covered Person, when capitalized, shall have the meaning as set forth in Section 7.b. hereof.

Disassociated Member shall mean a Series Member who has been involuntarily disassociated from the Company or a Series by one of the actions described herein, or by Voluntary Transfer of its Membership Interest to a Voluntary Transferee as described herein.

Disassociation shall mean an action of the Series Manager of a Series to remove a Series Member's right to participate in management of the Series (i.e., removal of its voting Interest) for cause or by operation of law.

Dispute, when capitalized, shall have the meaning set forth in Section 11 hereof.

Distributable Cash shall mean all cash, revenues and funds received by a Series from operation of its Subsidiaries and its Assets, less the sum of the following to the extent paid or set aside by the Series: (i) all principal and interest payments on indebtedness of the Subsidiary of the Series and all other sums paid to lenders with respect to the Series; (ii) all cash expenditures incurred in the normal operation of the Series business; and (iii) such Reserves as the Series Manager deem reasonably necessary for the proper operation of the Series' business.

Distribution or Distributions shall mean the cash paid to Series Members on account of their Series Membership Interests.

Economic Interest shall mean a Person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from a Series, but does not include any other rights of a Series Member, including, without limitation, the right to vote or to participate in management, and any right to information concerning the business and affairs of the Series in which it is a Member.

Estimated Market Value shall mean the estimated market value of the Assets owned by a Subsidiary of a Series, which shall be determined annually by the Manager of such Series and reported to the Members of such Series.

Appendix A

Fees refer to compensation received by a Series Manager for services provided to Series as a Series Manager.

Fiscal Year shall mean (i) the period commencing upon the formation of the Company and ending on December 31, or (ii) any subsequent twelve (12) month period commencing on May 15 and ending on December 31.

Interest or Membership Interest shall mean a Member's rights in the Company (with respect to the Manager), or a Series (with respect to Series Members), including the Member's Economic Interest in the Company of a Series, plus any additional right to vote or participate in management of the Company or Series, and any right to information concerning the business and affairs of the Company or Series provided by the Act and/or described in the Company Agreement or a Series Agreement.

Investor shall mean Persons who make Capital Contributions to a Series of the Company in exchange for Membership Interests in such Series.

Involuntary Transfer shall mean any transfer not specifically authorized under Section 10.

Involuntary Transferee shall mean a Series Member's heirs, estate, or creditors that have taken by foreclosure, receivership, or inheritance and not as a result of a Voluntary Transfer.

Majority of Interests shall mean, with respect to a Series, the vote of Membership Interests of one or more Series Members that in the aggregate exceed fifty percent (50%) of all voting Percentage Interests owned by Members of that Series entitled to vote. Except as otherwise provided in a Series Agreement; non-voting Series Members, if applicable, shall have no voting rights.

Member Class shall mean a separate class of interests in a Series as described in Section 4.d. whose rights and duties are separate and distinct from other Members in a Series.

Non-Capital Contributions shall mean the contributions made by Members of the Company or a Series other than cash.

Notice of Sale shall have the meaning set forth in herein, pertaining to a Voluntary Transfer of a Series Member's Interest.

Percentage Interest or Series Percentage Interest shall mean, for any Member associated with a Series, such Member's Percentage Interest in such Series, as set forth herein or in a Series Agreement.

Person or Persons shall mean any individual or legal entity, their heirs, executors, administrators, legal representatives, successors, and assigns of such individual or entity where the context so permits.

Purchasing Member shall mean any current Series Member, Series Manager or Company Manager that agrees to purchase a selling Series Members Interest with respect to a Series, including the Series Member's Economic Interest and/or voting rights referenced in this Agreement.

Remaining Members shall have the meaning set forth in Section 10 hereof.

Reserves shall mean, with respect to a Series, funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Series Manager of such Series for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the business of the Company with respect to such Series, or incident to the liquidation of such Series pursuant to Section 12.

Section, when capitalized and followed by a number, refers the sections of the Appendices to this Company Agreement.

Selling Member shall mean any Series Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in a Series, including its Economic Interest and/or voting rights.

Separate or Series Assets shall mean the real and/or personal property specified in a Series Agreement.

Series shall mean a designated Series with separate Members, Series Managers or Interests established in accordance with this Agreement, the Act, and a Series Agreement having separate rights, powers or duties with respect to Separate Assets or obligations or profits and losses associated with Separate Assets or obligations and, to the extent provided in this Agreement or a Series Agreement.

Series Agreement shall mean a separate, abbreviated operating agreement establishing a Series, and executed by the Company Manager (on behalf of the Company) and Series Managers and adopted (via their Subscription Booklets) by the Series Members. To the extent that a Series Agreement conflicts with the Company Agreement, the Series Agreement shall control.

Series Manager shall mean a Person appointed by the Manager of the Company to manage a Series of the Company, or such Person as may be subsequently elected by the Series Members.

Series Member shall mean a Person who has made a Capital Contribution to the Company in exchange for Membership Interests in a Series of the Company.

Subsidiary or Subsidiaries shall mean the single purpose limited liability companies formed by the Company Manager to take title to individual Properties.

Substitute Member shall mean any Person or entity admitted to a Series as a Member of the Series, on approval by the Series Manager, with all the rights of a Series Member pursuant to this Agreement.

Transferee when capitalized, shall have the meaning set forth in Section 10 hereof.

Voluntary Transfer shall have the meaning set forth in Section 10.

Appendix A

Appendix A

APPENDIX B

List of Series and Separate Assets of the Series

List of Series
(FOR INTERNAL USE ONLY)

Series Name	Separate Assets of the Series

Appendix B